950 48th Avenue North

Suite 203

Myrtle Beach, SC 29577

(843) 213-0999

(843) 213-0788 (fax)

www.nexitybank.com

August 16, 2007

Ms. Sharon M. Blume

Reviewing Accountant

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Nexity Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 15, 2007

File No. 0-30777

Dear Ms. Blume:

I received your comment letter dated August 8, 2007 regarding your review of our supplemental response letter. I would like to request additional time to respond to your comment letter, as I will be out of the country from August 16, 2007 to August 25, 2007. I will file my response letter on Edgar on or before August 31, 2007.

If you have any questions or need additional information, please call me at (843) 213-0999 or email me at jmoran@nexitybank.com.

Sincerely,

/s/ John J. Moran
John J. Moran
Executive Vice President & Chief Financial Officer

Cc:	Michael D. Waters

Balch & Bingham, LLP

Hanson Borders

Mauldin & Jenkins, LLC